SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greatmat Technology Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

39241V 10 8

 (CUSIP Number)

Carol Lai Ping Ho
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong
852-2891-2111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 1, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 6 Pages)

 CUSIP No. 39241V 10 8

1)  Name of Reporting Person:

Shu Kei Ho

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

Hong Kong

	(7)	Sole Voting Power
		3,049,740
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		3,049,740

	(10)	Shared Dispositive Power
		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

3,049,740

(Page 2 of 6 Pages)

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   ☒

13)  Percent of Class Represented by Amount in Row 11

31.3% (1)

14) Type of Reporting Person
IN

(1) Based on 9,749,523 shares of common stock issued and outstanding as of the date of this report.

(Page 3 of 6 Pages)

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Greatmat Technology Corporation, a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is Room 2102-03, 21/F, Kingsfield Centre, 18-20 Shell Street, North Point, Hong Kong.

Item 2.  Identity & Background

(a)	The person filing this Statement is Ms. Shu Kei Ho, a natural person (the “Reporting Person”).

(b)	The address of Ms. Ho is Unit 2, 23/F, Block S, Kwun Hoi Court, No. 5 Nam Ning Street, Aberdeen Centre, Hong Kong.

(c)	The principal occupation of Ms. Ho is housewife.

(d)	During the past five years, Ms. Ho has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Ms. Ho has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Ho is a citizen of Hong Kong.

Item 3.      Source and Amount of Funds or Other Consideration

On March 1, 2011, Chris Yun Sang So, the Chief Executive Officer of the Company, transferred 3,049,740 shares of the Company’s common stock to the Reporting Person as a gift. There was no consideration paid with respect to such shares.

Item 4.      Purpose of Transaction

On March 1, 2011, Chris Yun Sang So, the Chief Executive Officer of the Company, transferred 3,049,740 shares of the Company’s common stock to the Reporting Person as a gift. There was no consideration paid with respect to such shares as it was a gift from one family member to another.  As a result of the transfer, the Reporting Person became a beneficial owner of more than five percent of the Company’s common stock.

Depending on market conditions and other factors, Ms. Ho may acquire additional securities of Greatmat as Ms. Ho deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Greatmat or otherwise.   Ms. Ho also reserves the right to dispose of some or all of her shares in the open market, in privately negotiated transactions or otherwise.

Item 5.      Interest in Securities of the Company.

(a)
The aggregate number and percentage of shares of common stock of the Company beneficially owned by the Reporting Person is 3,049,740 shares, or 31.3% of the outstanding common stock of the Company, based on 9,749,523 shares of common stock outstanding as of the date of this report. Such number and percentage of shares does not include 3,950,000 shares of Common Stock held by Chris Yun Sang So, the Reporting Person’s husband.  The Reporting Person does not have shared voting or dispositive power with respect to such shares held by her husband and disclaims beneficial ownership of such shares.

(Page 4 of 6 Pages)

(b)	Ms. Ho has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,049,740 shares of common stock of the Company.

(c)	Other than as described in Items 3 and 4 above, the Reporting Person has not been involved in any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Ms. Ho, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,049,740 shares of common stock of the Company.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

None.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 2, 2011

/s/ Shu Kei Ho
Shu Kei Ho

(Page 6 of 6 Pages)